AML Communications, Inc.
1000 Avenida Acaso
Camarillo, CA 93012
(805) 388-1345

January 29, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549-6010
Attn: Celeste Murphy

Re:	AML Communications, Inc. Form 10-KSB for the fiscal year ended March 31, 2008 Filed June 30, 2007 File No. 000-27250

Dear Ms. Murphy:

On behalf of AML Communications, Inc.  (the “Company” or “AML”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 16, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the fiscal year ended March 31, 2008
Item 6. Management’s Discussion and Analysis or Plan of Operations
Results of Operations, page 16

1.
Please revise to provide a discussion of your loss before income taxes and minority interest and your net income.  Further, provide a discussion of the changes in each segment’s measure of profit or loss.

Response:  In response to staff comment, we hereby provide a discussion of our loss before income taxes and minority interest and our net income. Also provided is a discussion of the changes in each segment’s measure of profit or loss.

Income (loss) before income tax and minority interest.   Loss before income tax and minority interest was ($47,000) in fiscal 2008, compared to ($103,000) in fiscal 2007. The principal reason for the reduction in loss is due to significant increase in AML’s revenues. AML’s revenues increased by $2.8 million compared to fiscal 2007 due to commencement of production for the large program orders received during the previous year and the addition of new customers.

Celeste Murphy
Securities and Exchange Commission
January 29, 2009

Income before income tax and minority interest in AML segment was $584,000 for fiscal 2008, compared to loss before income tax and minority interest of ($359,000) in fiscal 2007. This increase is mainly attributable to increased revenue in this segment.

Income before income tax and minority interest in MPI segment was $294,000 for fiscal 2008, compared to $256,000 in fiscal 2007. MPI’s revenues and operating costs for fiscal 2008 remained at the same level as fiscal 2007.

Loss before income tax and minority interest in Mica-Tech segment was ($925,000) in fiscal 2008. We didn’t have Mica-Tech in the fiscal year ending March 31, 2007.

Minority Interest.   Minority interests for fiscal 2008 was $464,000. Minority interests represented minority ownership interests in Mica-Tech consolidated in the Company’s consolidated financial statement.

Net Income (loss).   Net income in fiscal 2008 and fiscal 2007 was $2,172,000 and $1,559,000 respectively. This increase is mainly attributable to the increase in revenue in AML segment.

Net income in AML segment was $2,341,000 for fiscal 2008 and $1,303,000 for fiscal 2007. The increase is mainly due to increased revenues.

Net income in MPI segment was $294,000 for fiscal 2008 and $256,000 for fiscal 2007.

Net loss in Mica-Tech segment was ($463,000) for fiscal 2008.

Contractual Obligations, page 18

2.	Please revise your table to include your line of credit and long-term notes payable.

Response:  In response to staff comment, we hereby provide a revised table of Contractual Cash Obligations, which includes our line of credit and long-term notes payable.

Celeste Murphy
Securities and Exchange Commission
January 29, 2009

	Payment due by period
Contractual Cash Obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Operating leases	1,485	243	414	414	414
Line of credit	874	565	309	-	-
Notes payable	663	57	13	13	580
Due to related party	532	-	6	526	-
Total contractual cash obligations	$3,554	$865	$742	$953	$994

Consolidated Statements of Income, page 29

3.
We note that you have reversed material portions of your valuation account for deferred tax assets in the years ended March 31, 2008 and March 31, 2007.  Please provide us with a more detailed analysis of the factors that you considered in the reversals of your valuation allowances.  Refer to your basis in SFAS 109.

Response: Pursuant to FAS 109, a deferred tax asset is recognized for all deductible temporary differences and operating loss and tax credit carry-forwards for regular tax purposes.  FAS 109 required us to recognize a valuation allowance if it was more likely than not that all or some portion of our deferred tax assets would not be realized.  All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, a valuation allowance was needed.

In assessing the realizability of deferred tax assets, our management considered both positive and negative factors when determining whether it was more likely than not that some portion or all of the deferred tax assets would not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future income during the periods in which those temporary differences become deductible.  The most significant factors we used were historical income and projections of future income.  Based on the level of historical income and projections of future income over the periods in which the deferred tax assets are deductible, management believed that there was sufficient positive evidence to demonstrate that it was more likely than not the Company would realize a portion of the benefits from the deductible differences.

2. Summary of Signification Accounting Policies
Depreciation and Amortization, page 33

4.
We note that you amortize your leasehold improvements over the life of the lease.  Please confirm to us that you are in fact amortizing the leasehold improvements over the shorter of the life of the improvements or the life of the lease.

Celeste Murphy
Securities and Exchange Commission
January 29, 2009

Response: We hereby confirm that we are amortizing the leasehold improvements over the shorter of the life of the improvements or the life of the lease. The Company amortizes the leasehold improvements over a five year period.

9. Acquisition of Micah-Tech’s Remaining Interest, page 53

5.	Please tell us why the consideration paid in cash of $801,000 is not reflected as such in the consolidated statements of cash flows under investing activities.

Response: In response to staff comment, we hereby provide the following details to clarify why the amount in the Consolidated Statements of Cash Flows is different than the original consideration.

On April 11, 2007, we acquired 51% of Mica-Tech’s interest for an aggregate price of $800,000. Prior to the acquisition, Mica-Tech owed two promissory notes to AML and as a result part of the purchase consideration was paid through cancellation of these notes amounting to $210,000 while the remaining $590,000 of the purchase price was paid in cash as per the details below.

On February 19, 2008, we acquired the remaining 49% of Mica-Tech’s interest for an aggregate price of $1,000. Since AML owned 51% of Mica-Tech shares on this date, the cash distribution to other Mica-Tech shareholders was $490.

Here is a summary of cash inflows (outflows) in connection to Mica-Tech acquisition:

Cash received (paid)	Description
$ 604,000	Mica-Tech’s cash balance as of April 11, 2007 (inflow to the Company’s total cash)
(590,000)	Cash paid to Mica-Tech during April 07 acquisition (51% ownership)
(490)	Cash paid to Mica-Tech’s shareholders during February 08 acquisition (remaining 49% ownership)
(70,000)	Cash paid for acquisition costs in fiscal 2008
15,000	Cash paid for acquisition costs in fiscal 2007 *
($ 41,490)	Net cash used in Mica-Tech acquisition (as disclosed in the consolidated statements of cash flows)

Celeste Murphy
Securities and Exchange Commission
January 29, 2009

* This amount was an advance payment made in March 2007 in the course of acquisition process. It was classified as “Prepaid Assets” and included in “Cash Flows from Operating Activities” on the Consolidated Statements of Cash Flows for the fiscal year ending March 31, 2007. When the acquisition transaction was completed during the fiscal 2008, we had to reclass this amount from “Cash Flows from Operating Activities” to “Cash Flows from Investing Activities” and the reclassification resulted in an addition to “Cash Flows from Investing Activities”.

6.
Please clarify your disclosures to explain the “loss from operations from April 11, 2007 – February 19, 2008” that contributed to negative goodwill.  Include a discussion of what this amount is related to and refer to your basis in the literature that supports your accounting.

Response: In response to staff comment, the Company would like to clarify its disclosure to explain the “loss from operations from April 11, 2007-February 19, 2008” that contributed to negative goodwill.

The following information is related to ‘loss from operations from April 11, 2007-February 19, 2008’.

On April 11, 2007 the Company acquired 51% ownership interest in Mica-Tech and subsequently on February 19, 2008 the Company acquired additional 49% ownership interest. This resulted in pre-acquisition loss of $484,000 for the period from April 11, 2007 to February 19, 2008. As part of purchase consideration the Company allocated purchase price consideration in cash ($801,000), acquisition cost ($70,000) and pre-acquisition loss ($484,000) to the fair value of the assets and liabilities on February 19, 2008.

The treatment is in accordance with the equity method of accounting when purchased pre-acquisitions earnings (loss) are used with interim acquisitions.

The Company intends to expend its disclosure to explain the “loss from operations from April 11, 2007 – February 19, 2008” that contributed to negative goodwill in the financial statements filed going forward.
Signatures

7.
In future filings, please identify which officer is signing on behalf of the registration in the capacity of principal financial officer.  See General Instruction C(2) of Form 10-KSB and General Instruction D(2)(a) of Form 10-K.

Response: In future filings we will identify which officer is signing on behalf of the Company in the capacity of principal financial officer.

Celeste Murphy
Securities and Exchange Commission
January 29, 2009

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-KSB

Executive Compensation

8.
Please confirm that the amounts included in the option awards columns of the summary compensation table represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with the FAS 123R.  In addition, disclose all assumptions made in the valuation of awards in the option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See Item 402(b)(2)(vi) and Instruction 1 to Item 402 (b)(2)(vi) of Regulation S-B.  Provide similar footnote disclosure for the stock and option awards columns of the director compensation table.  See the Instruction to Regulation S-B Item 402(f), which refers to Instruction 1 to Item 402(b)(2)(vi).

Response: We confirm that the amounts included in the option awards columns of the summary compensation table represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with the FAS 123R.  The assumptions made in the valuation of awards in the option awards columns are set forth in Note 5 to our Consolidated Financial Statements for the fiscal year ended March 31, 2008.

9.
In future filings, provide a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.  See Item 402(c) of Regulation S-B.

Response: In future filings we will provide a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.

Certain Relationships and Related Transactions

10.
Explain to us why the amended and restated promissory noted in the principal amount of $522,000 between you and your former president and major stockholder that was entered into February 2008 was not disclosed as a related person transaction.  See Item 404(a) of Regulation S-B.

Celeste Murphy
Securities and Exchange Commission
January 29, 2009

Response: The amended and restated promissory note in the principal amount of $522,000 between the Company and Steven Ow was not disclosed as a related person transaction because we do not consider Mr. Ow to be a “related person” as that term is defined in Item 404(a) of Regulation S-B.  Mr. Ow is the former General Manager of our Mica-Tech division, and was never an officer or director of the Company, or a beneficial owner of more than 5% of any class of our voting securities.  Mr. Ow was granted an option to purchase 1,200,000 shares of the Company’s common stock that vested pursuant to certain performance criteria.  These criteria were never reached, and, accordingly, the option never vested.  Mr. Ow was terminated in November 2008, and, as a result, the option has now expired.  The term “related party” in our classification of the note as “Due to related party” on our Consolidated Balance Sheet as of March 31, 2008 was not intended to mean “related person” as that term is defined in Item 404(a) of Regulation S-B.  Further, upon reflection, we deem the note should have been classified as “Long term notes payable” rather than “Due to related party.”  We will reclassify the note accordingly in future filings.

Code of Ethics

11.
Please confirm that your Code of Business Conduct and Ethics policy applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  See Item 406(a) of Regulation S-B.

Response: We hereby confirm that our Code of Business Conduct and Ethics policy applies to our principal executive officer, principal financial officer, principal accounting officer, and all persons performing similar functions.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Celeste Murphy
Securities and Exchange Commission
January 29, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (805) 388-1345, or by facsimile at (805) 484-2191.

Very truly yours, /s/ Heera Lee Heera Lee Director of Finance (Principal Financial and Accounting Officer)

cc:           Deanna R. Whitestone, Esq.